EVOME MEDICAL TECHNOLGIES INC.

Management's Discussion and Analysis

For the three and six months ended June 30, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

JUNE 30, 2024

The following Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Evome Medical Technologies Inc. and its subsidiaries ("Evome " or the "Company") has been prepared as of June 30, 2024 and should be read in conjunction with the Company's unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024 and 2023, including the notes therein, and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using accounting policies consistent with US GAAP as issued by the Financial Accounting Standards Board. Unless otherwise specified, all financial information is presented in Canadian dollars ("$", "dollars" and "C$").

Some of the statements in this MD&A contain forward-looking information that are based on assumptions and involve risks and uncertainties. See "Forward-Looking Statements". Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those described in "Risks Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and elsewhere therein and in this MD&A.

THE COMPANY

Evome is a publicly traded company listed on the TSX Venture Exchange (the "TSXV"). The Company specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under the Company's wholly-owned subsidiaries. The Company's aim is to create a large, broad-based medical device company with global reach.

The Company was originally incorporated as "Chrysalis Capital IX Corporation" on September 17, 2013 under the Canada Business Corporations Act. On July 7, 2015, the Company continued into British Columbia, amalgamated and changed its name to "Inspira Financial Inc.". On January 15, 2020, the Company changed its name from "Inspira Financial Inc." to "Brattle Street Investment Corp.". On December 15, 2020 it changed its name to "Salona Global Medical Device Corporation" and consolidated its common shares on the basis of 7.37 post- consolidation common shares for 10 pre-consolidation common shares.

On January 22, 2024, the Company changed its name from "Salona Global Medical Device Corporation" to "Evome Medical Technologies Inc." and its stock symbol on the TSXV from "SGMD" to "EVMT".

The Company's registered office is located at 1133 Melville Street, Suite 2700, Vancouver, British Columbia V6E 4E5.

BUSINESS OVERVIEW

On May 21, 2021, the Company acquired, indirectly through a U.S. subsidiary, South Dakota Partners, Inc. ("SDP"), a South Dakota corporation, which acquisition constituted a "Change of Business" (as such term is defined by the TSXV) of the Company (the "Acquisition"). SDP operates a large state-of-the-art production facility incorporated and located in the State of South Dakota currently producing proprietary and white label medical devices for pain management, cold and hot therapy, neuromuscular electrical stimulation ("NMES") treatment, and pulsed electromagnetic field therapy and ultrasound therapy.

As a result of the acquisition of SDP, the Company became an acquisition-oriented business focused on human performance and rehabilitative solutions with plans to achieve scale through further acquisitions and organic growth. SDP operates in the recovery science market, including post-operative pain, wound care and other markets serving the ageing population in the United States. SDP's product portfolio comprises various devices used for pain management and physical therapy treatments, including isokinetic dynamometers, perturbation gait trainers, balance assessment and recovery devices, NMES devices, transcutaneous electrical nerve stimulation devices, ultrasound treatment devices, wearable technology, and other products designed for the prevention, treatment, and rehabilitation of the human body.

On September 30, 2021, the Company acquired Simbex LLC ("Simbex"), a medical device and consumer health product design and development firm. Simbex offers both engineering services and commercialization strategy consulting for the Evome subsidiaries and other companies of all sizes. Pursuant to a membership interest purchase agreement signed and dated April 1, 2024 between an indirect wholly owned subsidiary of the Company, EB Sports Corp., the parent company of Riddell Sports Group, an industry leader in football helmet technology and innovation, and the Company, EB Sports Corp. acquired all of the issued and outstanding capital stock of Simbex in consideration for US$3,550,000 (approximately $4.83M) in cash.

On November 30, 2021, the Company acquired the customer lists, sales orders and supply agreements, and related sales channel and intellectual property assets of ALG-Health, LLC ("ALG"), a business engaged in the selling medical devices and supplies to small, independent hospitals, group purchasing organizations, medical offices and clinics, in exchange for non-voting securities of ALG Health Plus, LLC, an indirect subsidiary of the company, which are exchangeable for up to a maximum of 21,000,000 non-voting Class A shares of the Company subject to the achievement of certain revenue and EBITDA targets. In connection with the transaction, ALG Health Plus, LLC entered into an exclusive supply agreement with ALG. The sales channel for ALG Health Plus is dormant at this time and revenue and EBITDA targets required for the Class A Shares had not been met.

On March 11, 2022, the Company acquired Mio-Guard LLC ("Mio-Guard"), a Michigan based company engaged in the wholesale sale of sports medicine products in the mid-western, southern and central United States. Since 2009, the team at Mio-Guard has sold into the athletic training, physical therapy and orthopedics markets for sports medicine products. Mio-Guard has over 50 sales representatives in the United States with a focus on the Midwest, South and Central United States and long-standing relationships with institutions ranging from high school to college to professional athletics. In March of 2024, the Company made the decision to wind-down the operations of Mio-Guard. The Company engaged the services of a strategic advisor to assist in the orderly wind-down of Mio- Guard, and this process commenced in March of 2024.

On September 23, 2022, the Company acquired DaMar Plastics Manufacturing, Inc. ("DaMar"), a California based company that manufactures custom plastics. In addition to providing plastic injection molding parts to their customers, DaMar also offers several ancillary services, including but not limited to assembly, packaging and mold making. This business capability matches well with the electromedical, and assembly services offered by SDP and DaMar.

On March 15, 2023, the Company entered into a stock purchase agreement providing for the acquisition of all of the capital stock of Biodex Medical Systems, Inc. ("Biodex"), which consists of the Biodex Physical Medicine business and a contract manufacturing agreement to manufacture nuclear medicine products.

In April 2023, pursuant to the earnout provisions of the acquisition agreement, the Company issued the Simbex sellers an aggregate of 6,383,954 shares of common stock in the Simbex acquisition parent subsidiary, exchangeable for Class A shares of the Company. The Class A shares of the Company, have the same attributes as the common shares of the Company, except that the Class A shares are not listed on the TSXV, do not carry the right to vote, and are convertible into common shares on a one-for-one basis, subject to certain terms and conditions, including a provision prohibiting a holder from converting Class A shares for common shares if it would result in such holder holding more than 9.9% of the common shares and, in certain instances pursuant to certain contribution and exchange agreements, such holder owning more than a specified number of common shares. As of May 15, 2023, the $4.4 million cash portion of the earnout consideration has not been paid by the Company. Under the terms of the Simbex acquisition agreement, the unpaid cash earnout payment accrues interest at the rate of 8% per annum.

On May 15, 2023, the Company entered into and completed, indirectly through a U.S. subsidiary, the acquisition pursuant to a Stock Purchase Agreement with the owner of Arrowhead Medical, LLC ("Arrowhead"), a recovery science medical device sales and distribution business, providing for the acquisition of all of the ownership interests of Arrowhead. a recovery science medical device sales and distribution business

RECENT DEVELOPMENTS

On January 15, 2024, the Company entered into and completed a divestiture of Arrowhead pursuant to a membership interest purchase agreement with the former owner ("Arrowhead Purchaser") providing for the acquisition of all of the ownership interests of Arrowhead by the Arrowhead Purchaser. Pursuant to this divestiture, the Arrowhead Purchaser (i) assumed US$0.4 million of Arrowhead's debt; (ii) made a cash payment of US$0.2 million to the Company; (iii) relinquished its rights to 1,000,000 Class A shares of the Company; and (iv) relinquished any and all rights between the parties related to the original Stock purchase agreement including any obligations associated with the earnout shares thereunder.

In March of 2024, the Company made the decision to wind-down the operations of Mio-Guard. The Company engaged the services of a strategic advisor to assist in the orderly wind-down of Mio-Guard, and this process commenced in March of 2024.

On April 1, 2024, the Company entered into and completed a divestiture of Simbex pursuant to a membership interest purchase agreement with the acquiring company ("Simbex Purchaser") providing for the acquisition of all ownership interests of Simbex by the Simbex Purchaser. Pursuant to this divestiture, the Simbex Purchaser (i) acquired all right, title and interest in Simbex; (ii) made a cash payment to two debtors of the Company including Pathward, National Association and Mirion Technologies (US) Inc. for US$824,441 and US$2,115,559, respectively; and (iii) made a cash payment to the Company in the amount of US$610,000. The Company presented the net assets and liabilities of Simbex as held for sale on the condensed consolidated balance sheet as of March 31, 2024.

REVENUE AND EXPENSE COMPONENTS

The following is a description of the primary components of the Company's revenue and expenses:

Revenue. The Company derives its revenue primarily from the sale of goods and services provided to the Company's contracted customers and sales-based royalties charged by the Company to licensees of the Intellectual Property (IP) developed by the Company. Currently, most of the Company's business is conducted with customers within markets in which the Company has experience, and with payment terms that are customary to the Company's business.

Cost of revenue. Cost of revenue consists primarily of direct labor expended in the manufacturing of products and the delivery of services, the cost of raw materials and finished goods, and other overhead costs attributable to the manufacture of products or delivery of services.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of salaries and related employee benefits, sales commissions, stock-based compensation, insurance expense, professional service fees, information technology expenses and other administrative expenses.

Depreciation of property and equipment. Depreciation of property and equipment consists primarily of manufacturing equipment and information technology assets expensed over their useful lives.

Amortization of right-of-use assets. The right-of-use asset is a lessee's right to use an asset and is amortized over the life of the lease.

Amortization of acquired intangible assets. Amortization of acquired intangible assets reflects the amortization of intangible assets such as trademarks, non-compete agreements, intellectual property and customer base.

Interest expense. Interest expense consists primarily of the interest charged in connection with the line of credit facility, the term note, and the finance leases.

Foreign exchange gains and losses. Foreign exchange gains and losses result from the currency fluctuations as the Company's operations are primarily in the United States in US dollars, and its reporting currency used throughout this report is in Canadian dollars.

Change in fair value of earn-out and contingent consideration. The change in fair value of earn-out and contingent consideration represents the change in earned and potential future obligations that are contingent on an acquired entity's business achieving certain milestones.

Transaction-related expenses. Transaction-related expenses include legal, financial, audit, US and Canadian regulatory expenses and other fees incurred in connection with the Change of Business transaction, the multiple acquisitions, due diligence of acquisition targets, financing costs, US regulatory costs, and associated accounting and other costs. While these costs are necessary to the change of the Company's line of business, they are not operational expenses of the business.

Income tax provision. The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, which requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences.

RESULTS OF OPERATIONS

Revenue

	For the three months ended June 30			Change
	2024	2023		$	%
Revenue	$10,538,546	$16,575,075		$(6,036,529)	-36%

	For the six months ended June 30			Change
	2024	2023	$		%
Revenue	$22,609,454	$27,258,304		$(4,648,850)	-17%

Revenue decreased by $6.0 million, or 36%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Sales decreased $3.5 million as a result of the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Sales decreased at SDP by $2.7 million due to reduced demand for contract services from key customers. There was no material impact related to changes in foreign exchange rates.

Revenue decreased by $4.6 million, or 17%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Sales decreased $4.0 million as a result of the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Sales decreased at SDP by $4.5 million due to reduced demand for contract services from key customers. This was offset by $3.8 million increase in revenue at Biodex due to having two full quarters of operations in 2024 compared to one in 2023.

Cost of revenue

	For the three months ended June 30		Change
	2024	2023	$	%
Cost of revenue:
Direct service personnel	$1,426,969	$1,652,004	$(225,035)	-14%
Direct material costs	5,462,587	8,964,709	(3,502,122)	-39%
Other direct costs	332,368	325,947	6,421	2%
Total cost of revenue	7,221,924	10,942,660	(3,720,736)	-34%

	For the six months ended June 30		Change
	2024	2023	$	%
Cost of revenue:
Direct service personnel	$3,690,690	$3,477,759	$212,931	6%
Direct material costs	10,818,532	13,390,800	(2,572,268)	-19%
Other direct costs	857,263	661,471	195,792	30%
Total cost of revenue	$15,366,485	$17,530,030	$(2,163,545)	-12%

Total cost of revenue decreased by $3.7 million, or 34%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. The decrease was primarily due to the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Cost of revenue decreased from the reduction in sales at SDP due to reduced demand for contract services from key customers.

Total cost of revenue decreased by $2.2 million, or 12%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decrease was primarily due to the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Cost of revenue decreased from the reduction in sales at SDP due to reduced demand for contract services from key customers. This was offset by the increased cost of revenue from Biodex due to having two full quarters of operations in 2024 compared to one in 2023.

Operating expenses

	For the three months ended June 30		Change
	2024	2023	$	%
Operating expenses:
Selling, general and administrative	$3,699,230	$6,966,370	$(3,267,140)	-47%
Depreciation of property and equipment	239,504	265,066	(25,562)	-10%
Amortization of right-of-use assets	468,616	540,308	(71,692)	-13%
Amortization of intangible assets	108,657	350,553	(241,896)	-69%
Total operating expenses	$4,516,007	$8,122,297	$(3,606,290)	-44%

	For the six months ended June 30		Change
	2024	2023	$	%
Operating expenses:
Selling, general and administrative	$9,128,601	$10,841,584	$(1,712,983)	-16%
Depreciation of property and equipment	467,439	449,330	18,109	4%
Amortization of right-of-use assets	999,117	922,141	76,976	8%
Amortization of intangible assets	365,313	701,099	(335,786)	-48%
Total operating expenses	$10,960,470	$12,914,154	$(1,953,684)	-15%

Selling, general and administrative decreased by $3.3 million, or 47%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Expenses decreased $1.7 million due to the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Selling, general and administrative decreased $1.7 million, or 16%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. Expenses decreased $1.9 million due to the sale of Simbex and stopping operations at Mio-Guard and Arrowhead.

Depreciation of property and equipment decreased by $26,000, or 10%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. This reduction was due to the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Depreciation of property and equipment increased by $18 thousand, or 4%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Amortization of right-of-use assets decreased by $72 thousand, or 13%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. The decrease was primarily due to the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Amortization of right-of-use assets increased by $77 thousand, or 8%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Amortization of intangible assets decreased by $0.2 million, or 69%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. The decrease was primarily due to the impairment of assets recognized during the year ended December 31, 2023. Amortization of intangible assets decreased by $0.3 million, or 48%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decrease was primarily due to the impairment of assets recognized during the year ended December 31, 2023.

Interest and other income and (expense)

	For the three months ended June 30		Change
	2024	2023	$	%
Interest and other income (expense)
Interest expense	$(548,819)	$(454,446)	$(94,373)	21%
Foreign exchange gain (loss)	(28)	2,990	(3,018)	-101%
Other income	144	815,428	(815,284)	-100%
Change in fair value of earnout consideration	-	1,165,697	(1,165,697)	-100%
Change in fair value of contingent consideration	-	(77,795)	77,795	-100%
Intangible and right of use asset impairment	(170)	-	(170)	-
Goodwill Impairment	(5,246)	-	(5,246)	-
Gain on sale of business	(513,508)	-	(513,508)	-
Transaction costs	(5,121)	(75,541)	70,420	-93%

Total interest and other income (expense) net	$(1,072,748)	$1,376,333	$(2,449,081)	-178%

	For the six months ended June 30		Change
	2024	2023	$	%
Interest and other income (expense)
Interest expense	$(1,216,120)	$(732,532)	$(483,588)	66%
Foreign exchange gain (loss)	(1,893)	4,518	(6,411)	-142%
Other income	149	815,561	(815,412)	-100%
Change in fair value of earnout consideration	-	1,165,697	(1,165,697)	-100%
Change in fair value of contingent consideration	(246,358)	(273,095)	26,737	-10%
Intangible and right of use asset impairment	(23,080)	-	(23,080)	-
Goodwill Impairment	(714,187)	-	(714,187)	-
Gain on sale of business	(472,822)	-	(472,822)	-
Transaction costs	(166,382)	(534,312)	367,930	-69%

Total interest and other income (expense) net	$(2,840,693)	$445,837	$(3,286,530)	-737%

Interest expense increased by $0.1 million, or 21%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. The small increase was primarily due to the reduction in lease liabilities from the sale of Simbex and stopping operations at Mio-Guard and Arrowhead. Interest expense increased by $0.5 million, or 66%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The increase was due to two quarters of Biodex as opposed to only one in 2023. This was offset by the reduction in lease liabilities from the sale of Simbex and stopping operations at Mio-Guard and Arrowhead.

Foreign exchange gain decreased by $3 thousand for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Foreign exchange gain decreased by $6 thousand for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Other income decreased by $0.8 million for the three months ended June 30, 2024, compared to the three months ended June 30, 2023, all related to interest. Other income decreased by $0.8 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, all related to interest.

Change in fair value of earnout consideration decreased by $1.2 million, or 100%, for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023. This was due to the valuation of Class A shares assigned in 2023.

Change in fair value of contingent consideration increased by $78 thousand for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Change in fair value of contingent consideration increased by $27 thousand for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

The increase is due to changes in the likelihood of the acquisitions achieving certain earnout milestones and changes in the stock price for the stock component of the earnout payments.

Intangible and right of use asset impairment decreased by $170 for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Intangible and right of use asset impairment decreased by $23 thousand for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decrease is from Mio-Guard stopping operations in 2024.

Goodwill impairment decreased by $5 thousand for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Intangible and right of use asset impairment decreased by $714 thousand for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decrease is from the sale of Simbex in 2024.

The gain on sale of business was $0.5 million for the three and six months ended June 30, 2024 and was primarily related to the sale of Simbex.

Transaction costs decreased by $0.1 million, or 93%, for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Transaction costs decreased by $0.4 million, or 69%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.The decrease is a result of a reduction in costs associated with acquisitions and potential acquisitions in 2023 and divestitures in 2024.

Income Tax Provision

	For the three months ended June 30		Change
	2024	2023	$	%
Provision for income taxes	$(11,820)	$(2,294)	$(9,526)	415%

	For the six months ended June 30		Change
	2024	2023	$	%
Provision for income taxes	$(11,820)	$(38,544)	$26,724	-69%

The income tax benefit increased by $10 thousand for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. The income tax benefit decreased by $27 thousand for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Summary of Quarterly Results

The following is a summary of the Company's past eight quarters which were prepared in accordance with International Accounting Standards (IAS) 34 and presented in Canadian dollars, which should be read in conjunction with the financial statements of the Company:

		Three months ended (unaudited)
	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Revenue	$10,538,546	$12,070,908	$15,721,658	$19,647,489
Net Income (Loss) for the period	(2,283,953)	(4,286,061)	(15,812,796)	2,988,468
Net Income (Loss) per share - basic and diluted	$(0.03)	$(0.05)	$(0.22)	$0.04

	Three months ended (unaudited)
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Revenue	$16,575,075	$10,683,229	$9,838,131	$11,019,252
Net Income (Loss) for the period	(1,115,843)	(1,662,744)	(3,229,351)	(9,801,081)
Net Income (Loss) per share - basic and diluted	$(0.02)	$(0.03)	$(0.04)	$(0.18)

Liquidity and Capital Resources

The Company's principal sources of liquidity are existing cash and cash equivalents, the Company's line of credit facility, and cash from operations. The Company's liquidity and capital structure are evaluated regularly within the context of the Company's annual operating and strategic planning process. The Company considers the liquidity necessary to fund the Company's operations, which includes working capital needs. The Company's future capital requirements will depend on many factors including the Company's rate of revenue growth, property and equipment to expand manufacturing capacity, the timing and extent of spending to support development efforts, the expansion of sales and administrative activities, the timing of introductions of new products and enhancements to existing products, and the satisfaction of earn-outs and other contingent liabilities related to acquisitions.

If the Company is required to access the debt markets, it expects to be able to secure borrowing rates consistent with the market at that time. As part of the Company's liquidity strategy, the Company will continue to monitor the Company's current level of spending and cash use as well as the Company's ability to secure additional credit facilities, term loans, or other similar arrangements in light of the Company's spending levels and general financial market conditions.

Cash and cash equivalents were $1.1 million and $0.9 million as of June 30, 2024, and December 31, 2023, respectively.

Summary of Cash Flows

The following is a summary of the Company's cash provided by (used in) operating, investing and financing activities, the effect of exchange rate changes on cash and cash equivalents, and the net change in cash and cash equivalents:

	For the six months ended
	June 30, 2024	June 30, 2023
Net cash provided by (used in) operating activities	$2,510,635	$(823,904)
Net used in investing activities	(38,429)	(93,232)
Net cash provided by (used in) financing activities	(2,864,782)	2,577,566
Net increase (decrease) in cash and cash equivalents	$(392,576)	$1,660,430

Operating Activities

Net cash of $2.5 million was provided from operating activities for the six months ended June 30, 2024. This cash flow was primarily used to ensure continued operation of the Company.

Investing Activities

Net cash of $38 thousand was used for investing activities for the six months ended June 30, 2024. This decrease in cash flow reflects the funds used to acquire manufacturing equipment.

Financing Activities

Net cash of $2.9 million was used for financing activities for the six months ended June 30, 2024. The decrease in cash was from net debt payments of $2.9 million.

The Company has never paid a cash dividend on any of its shares. Any future determination to pay cash dividends will be at the discretion of the directors of the Company and will depend upon the Company's financial condition, operating results, capital requirements and such other factors as the directors deem relevant.

Debt and Commitments

Our contractual obligations as of June 30, 2024, include debt of $8.4 million, a line of credit facility of $5.5 million, and lease obligations of $5.4 million reflecting the minimum commitments for the Company's office and warehouse spaces. See Notes 11 and 12 to the Company's unaudited interim condensed consolidated financial statements for more information on the Company's debt and lease obligations, respectively, including the scheduled maturities and timing of cash payments related to these obligations.

There are obligations as of June 30, 2024, for earnout consideration associated with completed acquisitions. As of June 30, 2024, these obligations are estimated to be settled with $3.2 million in stock and $6.3 million in cash payments.

The Simbex earnout was due to be paid with stock of the Simbex acquisition parent subsidiary and cash in the month of April 2023. On May 19, 2023, 6,383,952 Class A shares were issued to the former owners of Simbex in connection with the conclusion of its earnout period at a fair market price of $0.29 per share fulfilling the Company's stock earnout obligation. The number of shares were allocated to the previous owners based on their percentage of ownership on the date of sale. On May 19, 2023, 1,743,244 of these Class A shares were then converted to 1,743,244 common shares. As of December 31, 2023, the cash component remains unpaid. Under the terms of the Simbex acquisition agreement, the unpaid cash earnout payment accrues interest at the rate of 8% per annum. Although management has been in discussions with the Simbex sellers to modify and extend the payment date for the cash earnout payment, there can be no assurances that any agreement will be reached in this regard or that the Simbex sellers may not take legal action to collect this obligation, which could result in significant legal costs and efforts to defend such claims. See Note 4 to the Company's unaudited interim condensed consolidated financial statements for more information regarding acquisitions.

The DaMar earnout was to be paid with stock of the DaMar acquisition parent subsidiary and cash in the month of April 2024. As of the filing of this report, the Company is in final stages of formalizing terms upon which the cash payment is to be made and a formal payment schedule will be completed in Q3 2024. See Note 4 to the Company's unaudited interim condensed consolidated financial statements for more information regarding acquisitions.

On March 15, 2023, the Company entered into a stock purchase agreement providing for the acquisition of Biodex, which consists principally of the Biodex Physical Medicine business. The purchase agreement provided for the purchase of all of the capital stock of Biodex in consideration for a total of US$8 million in cash, minus indebtedness, transaction expenses and plus or minus a working capital adjustment, payable as follows: (i) the closing payment to the Sellers of US$1 million in cash was made on April 3, 2023, and (ii) three installment payments totaling US$7 million, plus or minus the post-closing adjustment, as follows: US$2 million on July 1, 2023, US$3 million on October 1, 2023, plus or minus the Post-Closing Adjustment, and US$2 million on January 1, 2024. The payment of the installment payments is secured by the pledge of the Biodex capital stock as security to Seller, pursuant to the terms of a promissory note. As of March 31, 2024, the US$2 million, US$3 million and US$2 million installment payments had not been paid by the Company. On April 2, 2024, a $2.1 million payment was made from the proceeds of the Simbex sale, reducing the outstanding balance.

On August 4, 2023, the Company entered into a Forbearance Agreement (the "Forbearance Agreement") pursuant to which the seller of this business has agreed to forbear from exercising its rights and remedies against the Company, including the Acceleration Right, through the earlier to occur of the Company's default under the Forbearance Agreement; or July 31,2025, subject to, among other things, the following: (i) all past due amounts under the Debt shall accrue interest at 12% per annum; (ii) the payment by the Company on or prior to October 31,2023 of approximately US$1.5 million; (iii) the payment by the Company each month commencing August 2023 of all of Salona's (together with its subsidiaries') cash in excess of US$2.5million at the end of each month until late payments, including accrued interest (the "Late Payments"), are current with the original Debt payment schedule ("Original Debt Schedule"); (iv) the payment by the Company of 50% of any capital raised by the Company until the Late Payments are current with the Original Debt Schedule; (v) the Company obtaining prior consent from the Seller before it can make capital expenditures in excess of US$100,000 for any reason other than repair of equipment needed for its operations; (vi) the Company not declaring a dividend or initiating a share repurchase until such time as the obligations under the Original Debt Schedule are current; (vii) the Company not engaging in any merger or acquisition activities until such time as the obligations under the Original Debt Schedule are current or are brought current as a result of the merger or acquisition; and (viii) the Company being required to utilize 80% of any available credit lines or such percentage as allowed by its respective lender to access cash until the obligations under the Original Debt Schedule are current.

The Company has been in discussions to raise funds through equity and debt financing. As the Company's funding activities are ongoing, there can be no assurances that the Company will be able to secure funding on terms that are acceptable to the Company or at all. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. While management has developed and is in process to implement plans that management believes could alleviate in the future the substantial doubt that was raised, management concluded at the date of the issuance of the consolidated financial statements that substantial doubt exists as those plans are not completely within the control of management.

Equity

As at August 9, 2024, there were 59,806,377 common shares outstanding and 22,898,409 Class A shares outstanding. As at August 9, 2024, pursuant to grants under the Company's 2023 Equity Incentive Plan (and its predecessors plans), 3,800,000 common shares were issuable under outstanding Restricted Stock Units and 5,139,954 common shares were issuable under stock option grants. In addition, as at August 9, 2024, 4,541,730 Class A shares were issuable pursuant to contribution and exchange agreements with sellers of businesses previously acquired by the Company.

RELATED PARTY TRANSACTIONS

There were no transactions with related parties for the three or six months ended June 30, 2024 and 2023.

FINANCIAL INSTRUMENTS

Credit Risk

Credit risk arises when one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligations. The company is exposed to credit risk on its trade receivables. Credit risk is minimized by ensuring the credit worthiness of the entities with which it carries on business. The Company's clients predominantly consist of hospitals, universities and other similar institutions, many of whom are repeat clients and have a long-term relationship with the Company. The amount reported for trade receivables in the condensed consolidated balance sheets is net of allowance for doubtful accounts and the net carrying value represents the Company's maximum exposure to credit risk.

Management regularly reviews the credit terms and monitors the age and balances that are outstanding. Customer payment terms are predominantly 30 days from invoice date. For the three and six months ended June 30, 2024 and 2023, no amounts were written off as uncollectable.

Market Risk

Market risk is the risk where the Company is exposed to changes in foreign currency rates and interest rates that affect its financial assets, financial liabilities, and future transactions.

Sensitivity Analysis

A reasonably possible strengthening and/or weakening of the Canadian dollar against the US dollar on June 30, 2024 against March 31, 2024 and December 31, 2023, would have affected the measurement of financial instruments and affected the profit or loss.

Interest Rate Risk

Interest rate risk is the risk that fair value of future cash flows of a financial instrument will fluctuate because changes of changes in market interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates on its asset based credit lines, term loans and equipment loans.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2024, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of the Company's financial condition and results of operations is based upon the Company's unaudited interim condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, the Company evaluate the Company's estimates and assumptions, including those related to useful lives of non-current assets, impairment of non-current assets, including goodwill and intangible assets, valuation of stock-based compensation, allowance for doubtful accounts, provisions for inventory and valuation allowance for deferred tax assets. The Company base the Company's estimates on historical experience and on various other assumptions that the Company believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumption conditions.

See Note 3 to the Company's unaudited interim condensed consolidated financial statements for additional details regarding the accounting policies the Company believes to be critical to the judgments and estimates used in the preparation of the Company's unaudited interim condensed consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3 to the Company's unaudited interim condensed consolidated financial statements for additional details regarding recent accounting pronouncements.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company's profile on the System for Electronic Data Analysis and Retrieval Plus (SEDAR+) at www.sedarplus.com and on the Company's website at www.evomemedical.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as "expects" "believes", "estimates", "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", and "anticipate", and similar expressions as they relate to the Company. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. The Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include but are not limited to the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; ongoing or new disruptions in the supply chain, the extent and scope of such supply chain disruptions, and the timing or extent of the resolution or improvement of such disruptions; the ability to implement business strategies and pursue business opportunities; disruptions in or attacks (including cyber- attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this MD&A is made as of the date of this MD&A and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.